AMES NATIONAL CORPORATION

September 3, 2024

VIA EDGAR

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Ames National Corporation
Form 10-K for Fiscal Year Ended December 31, 2023 File No. 000-32637

Dear Sir or Madam:

Ames National Corporation (the “Company”) is providing the following response to the comment letter dated August 23, 2024 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing.

To assist with your review, we have repeated the text of the Staff's comment in italic type, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

The commercial real estate loan portfolio is a significant part of the Company’s business and subject to the risk of fluctuating…, page 17

1.

We note your disclosure on page 17 that the market value of real estate securing your commercial real estate loans can fluctuate significantly in a short period of time as a result of market conditions…and that adverse developments affecting real estate values in one or more of your markets could increase the credit risk associated with your loan portfolio. Please revise your future periodic filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current multi-family and commercial real estate environment.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings to enhance its disclosure to more specifically describe the Company’s risk management policies, procedures, and other actions undertaken by its management in response to the current multi-family and commercial real estate environment.

Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2023, page 38

2.

We note that, based on your contractual maturities tables as presented on page 38, the combination of your commercial real estate and multi-family loan portfolios comprised approximately 42.9% of total gross loans as of December 31, 2023. We further note your disclosure on page 69 that multi-family and commercial real estate lending typically involves higher loan principal amounts and that the repayment of these loans may be subject to adverse conditions in the real estate market or the economy. Please revise your future periodic filings to further disaggregate the composition of these loan portfolios to disclose and quantify material geographic and industry concentrations (e.g., office, retail and hotel), as well as owner-occupied/non-owner-occupied, current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, to enhance and investor’s understanding of the credit risk inherent in these loan categories.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings to disaggregate the composition of the Company’s multi-family and commercial real estate loan portfolios to more clearly disclose and quantify industry concentrations (e.g. office, retail and hotel) and owner-occupied/non-owner-occupied to the extent the Company believes they are material to an investor’s understanding of credit risk in these loan categories.

Please contact me at (515) 620-5918 with any questions or comments regarding this correspondence.

Sincerely, AMES NATIONAL CORPORATION

By:	/s/ Justin Clausen
Name:	Justin Clausen
Title:	Chief Financial Officer

cc:	John Nelson, Ames National Corporation
Mark Dickinson, Nyemaster Goode, P.C.